VIA EDGAR

August 31, 2016

Jay Williamson, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Select Sector SPDR Trust

Post-effective amendment filed on June 28, 2016

(File Nos. 333-57791 and 811-08837)

Dear Mr. Williamson:

On behalf of our client, Select Sector SPDR Trust (the “Trust”) and certain of its funds (collectively, the “Funds”), set forth below are the Trust’s responses to or any supplemental explanations with respect to comments provided telephonically by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on August 11, 2016 (the “Staff Comments”) in connection with the Trust’s 485(a) post-effective amendment filed on June 28, 2016 (the “Post-Effective Amendment”).

The Trust’s responses to the Staff Comments are set out in the order in which the comments were provided by the Staff and are numbered accordingly.

1.	Please respond in writing and file all responses via EDGAR. Please file the response letter sufficiently prior to the filing of the Post-Effective Amendment, such that the responses can be reviewed and any additional comments provided. Please provide draft disclosure where appropriate and please include standard Tandy representations.

Response:

The Trust notes the comment and has included the standard Tandy representations and draft disclosure where appropriate.

2.	Please note that the comments set forth below may apply to more than one fund in the Trust. Please consider whether the comments apply to more than one fund in the Trust or similar disclosure elsewhere, and provide appropriate responses.

Response:

The Trust notes the comment and has replied as appropriate.

Prospectus

3.	We note from publicly available sources that the Financial Select Sector SPDR Fund intends to issue a special dividend of the Real Estate Select Sector SPDR shares to Financial Select Sector SPDR Fund shareholders. The transaction is being done in connection with modifications to the global industry classification standards (“GICS”). Please tell us how you analyze the 33 Act requirements in connection with the distribution, including a brief discussion of the factual and legal basis of any exemption you intend to rely on. In addition, please tell us the basis for your conclusion that shareholder approval for these changes is not required.

Response:

Effective on or about the close of business on September 16, 2016 (the “Rebalance Date”), the Financial Select Sector Index (the “Index”), the underlying index for The Financial Select Sector SPDR Fund “XLF”), will be reconstituted by eliminating the stocks of companies involved in the real estate industry (including real estate investment trusts (“REITs”) other than mortgage REITs) (“Real Estate Stocks”). In order for XLF to effectuate a corresponding change to its portfolio, in early September 2016, XLF intends to transfer Real Estate Stocks to The Real Estate Select Sector SPDR Fund (“XLRE”) in exchange for shares of XLRE (the “Exchange”). On or about the Rebalance Date, XLF intends to make an in-kind distribution of the XLRE shares to shareholders of XLF (the “Distribution”) such that, following the Distribution, XLF will continue to hold stocks included in the reconstituted Index in accordance with its principal investment strategy.

We believe that the Distribution does not need to be registered under the Securities Act of 1933, as amended (the “Securities Act”), as it will meet the five conditions for non-registration of a “spin off” set forth in Staff Legal Bulletin 4 (CF):

1. The shareholders of XLF will not provide consideration for the shares of XLRE distributed to them;

2. The Distribution of shares of XLRE to shareholders of XLF will be pro rata;

3. There is adequate information in the market for the shares of XLRE – its shares have been listed on the New York Stock Exchange for over six months and its shares have been registered under the Securities Act, as will be the shares that XLRE will issue to XLF in the Exchange and that XLF will then distribute to its shareholders. Furthermore, XLF will give its shareholders information about the ratio used to compute the shares of XLRE distributed for each XLF share held, how fractional shares will be treated, and about the expected tax consequences of the Distribution;

4. XLF has a valid business purpose for conducting the Exchange and the subsequent Distribution – to rebalance its portfolio to conform to the Index on the Rebalance Date in a way that minimizes the disruption in the market for real estate securities that likely would result if it attempted to dispose of billions of dollars of real estate securities on or around that date; and

5. The shares of XLRE to be distributed by XLF will not be restricted securities.

In any case, if the Distribution or the overall transaction (starting with the issuance of shares of XLRE to XLF in the Exchange) is nevertheless regarded as a transaction requiring registration under the Securities Act, the Post-Effective Amendment includes the following language as the final paragraph under “Additional Purchase and Sale Information” in the Prospectus, which would cover the XLRE shares to be distributed by XLF: “In addition, certain affiliates of each Fund and SSGA FM may resell or distribute Fund shares pursuant to this Prospectus.”

Finally, XLF’s investment objective, which is a fundamental investment policy, is to provide investment results that correspond generally to the performance of the companies in the Index and XLF has a non-fundamental policy to invest at least 95% of its assets in securities comprising the Index. After the Exchange and before the Distribution, XLF’s portfolio will be consistent with its investment objective and it has informed its shareholders of the temporary deviation from the non-fundamental policy. The Distribution will result in XLF’s portfolio continuing to be consistent with its investment objective and will bring the portfolio into conformity with the non-fundamental policy. Also, under the Trust’s Declaration of Trust, the Board of Trustees has the authority to authorize an in-kind distribution of a Fund’s assets.

4.	On June 25, 2016, a Barron’s article titled “Financial ETFs Lose REITs” suggested that strong real estate performance had significantly improved the results of financial sector funds recently. Now that the Financial Select Sector SPDR Fund will exclude real estate, please tell us what consideration you’ve given to revise disclosure, explaining the potential impact the exclusion might have relative to the ETF’s recent history.

Response: The Fund has revised the disclosure in the third paragraph under “The Fund’s Principal Investment Strategy” in the Fund’s summary section as follows:

Until the Rebalance Date (as defined below), ~~T~~the Index includes securities of companies from the following industries: diversified financial services; insurance; banks; capital markets; real estate investment trusts (“REITs”); consumer finance; thrifts and mortgage finance; and real estate management and development. In connection with the establishment of the real estate sector as a separate sector under the Global Industry Classification Standard (“GICS”), on or about the close of business on September 16, 2016 (the “Rebalance Date”) the Index will no longer include real estate management and development companies or REITs (other than mortgage REITs). As a result, after the Rebalance Date, real estate securities will have a significantly smaller effect on the risk and return profiles of the Fund than they had prior to the Rebalance Date. The Financial Services Select Sector SPDR Fund will not invest in real estate management and development companies or REITs~~companies involved in the real estate industry~~, with the exception of mortgage REITs, and, therefore, until the Rebalance Date, the risk and return profiles of the Fund and The Financial Services Select Sector SPDR Fund will differ. After the Rebalance Date, the risk and return profiles of the Fund and The Financial Services Select Sector SPDR Fund are expected to be the same.

5.	Regarding the Consumer Discretionary Select Sector SPDR Fund fee table: We note that you’ve restated total annual fund operating expenses to reflect certain reductions. Please tell us the basis for the restatement. To the extent such restatement remains appropriate, please provide the disclosure required by instruction 3(d)(ii) of Item 3 to Form N-1/A.

Response: The Trust believes that such restatement continues to remain appropriate because the reduction of certain Fund fees since September 30, 2015 (i.e., the end of the most recently completed fiscal year for each Fund for which such restatement is shown) would materially affect the annual Fund operating expenses that would ordinarily be shown in the fee table (i.e., fees and expenses for the fiscal year ended September 30, 2015). The Trust therefore believes that it appropriately relies on instruction 3(d)(ii)(A) of Item 3 to Form N-1A as a basis for this restatement. The Trust also respectfully submits that the footnote disclosures conform to instruction 3(d)(ii)(B) of Item 3 to Form N-1A.

6.	With respect to the Financial Select Sector SPDR Fund, on page 21 under “Principal Investment Strategies,” the third paragraph of such disclosure indicates the Fund will continue to invest in real estate, including REITs, while the Financial Services Sector SPDR Fund will not. Please include disclosure contemplating the potential impact of the upcoming GICS change.

Response: The disclosure has been revised as requested. Please see changes made in respect to comment 4.

7.	On page 23 of the Prospectus under “Financial Sector Risk” please revise the last two sentences under this section to reflect changes as appropriate.

Response: Disclosure has been added after the last two sentences of the Financial Sector Risk as follows:

Adverse economic, business or political developments affecting real estate could have a major effect on the value of real estate securities (which include REITs). Declining real estate values could adversely affect financial institutions engaged in mortgage finance or other lending or investing activities directly or indirectly connected to the value of real estate. Following the Rebalance Date, the Fund’s exposure to real estate securities will be limited to mortgage REITs.

8.	On page 24 of the Prospectus, please update as necessary the references to Real Estate Securities and REIT risk.

Response: Real Estate Securities Risk and REIT Risk have been revised as follows:

Real Estate Securities Risk: (This risk factor describes the principal risks of the Fund’s investments in real estate securities until the Rebalance Date, after which this risk factor will no longer apply to the Fund.) An investment in a real property company maybe subject to risks similar to those associated with direct ownership of real estate, including, by way of example, the possibility of declines in the value of real estate, losses from casualty or condemnation, and changes in local and general economic conditions, supply and demand, interest rates, environmental liability, zoning laws, regulatory limitations on rents, property taxes, and operating expenses. Some real property companies have limited diversification because they invest in a limited number of properties, a narrow geographic area, or a single type of property.

REIT Risk: (This risk factor describes the principal risks of the Fund’s investments in REITs (not including mortgage REITs) until the Rebalance Date, after which the Fund’s exposure to REITs will be limited to mortgage REITs and this risk factor will no longer apply to the Fund.) REITs are subject to the risks associated with investing in the securities of real property companies. In particular, REITs may be affected by changes in the values of the underlying properties that they own or operate. Further, REITs are dependent upon specialized management skills, and their investments may be concentrated in relatively few properties, or in a small geographic area or a single property type. REITs are also subject to heavy cash flow dependency and, as a result, are particularly reliant on the proper functioning of capital markets. A variety of economic and other factors may adversely affect a lessee’s ability to meet its obligations to a REIT. In the event of a default by a lessee, the REIT may experience delays in enforcing its rights as a lessor and may incur substantial costs associated in protecting its investments. In addition, a REIT could fail to qualify for favorable tax or regulatory treatment.

In addition, the following “Mortgage REIT Risk” has been added to the Prospectus:

Mortgage REIT Risk: Mortgage REITs, which invest the majority of their assets in real estate mortgages, receive principal and interest payments from the owners of the mortgage properties and derive their income primarily from interest payments. Accordingly, mortgage REITs are subject to the credit risk of the borrowers, which refers to the possibility that the borrower will be unable and/or unwilling to make timely interest payments and/or repay the principal on the loan to the mortgage REIT when due. In the event of a default by a borrower, the mortgage REIT may experience delays in enforcing its rights as a mortgagee and may incur substantial costs associated with protecting its investments. Mortgage REITs are subject to heavy cash flow dependency and, as a result, are particularly reliant on the proper functioning of the capital markets. Further, mortgage REITs are dependent upon specialized management skills and their investments may not be diversified. Mortgage REITs are also subject to risks related to general and local economic conditions and the real estate market specifically, availability of mortgage funds, changes in interest rates, changes in property values, and borrower prepayment on underlying mortgage loans. In addition, a mortgage REIT could fail to qualify for favorable tax or regulatory treatment.

9.	Regarding the Real Estate Select Sector SPDR Fund Fee Table: we note the adviser has agreed to waive fees and reimburse operating expenses, excluding extraordinary expenses until January 31, 2018. Other expenses for the Fund are high, relative to other ETFs in the Trust, presumably as a result of the Fund being spun out. To the extent that a material portion of the other expenses are estimated to be extraordinary expenses, and therefore not covered by the agreement, please advise why your presentation is appropriate.

Response: All of the “Other expenses” in the fee table for XLRE are ordinary expenses. The high expense ratio for “Other expenses” in the table reflects the assumption of a low level of assets during the Fund’s initial period of operation.

10.	On page 75 of the Prospectus under “Additional Strategies Information,” you indicate that the adviser intends to employ a sampling strategy in managing the Funds. Each summary prospectus indicates that the Funds will replicate the index. Please revise to ensure the disclosure is consistent throughout.

Response: The disclosure has been revised as follows:

While normally each Fund employs a replication strategy to track the performance of its Index, ~~U~~under various circumstances ~~where~~ it may not be possible or practical to purchase all of the securities in the benchmark Index for a Fund, or amounts of such securities in proportion to their weighting in the Index, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the Index; in instances when a security in the Index becomes temporarily illiquid, unavailable or less liquid; or due to legal restrictions (such as diversification requirements that apply to the Fund but not the Index)~~,~~. Under such circumstances, the Adviser intends to employ a sampling strategy in managing such~~the~~ Fund~~s~~.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	The Trust is responsible for the accuracy and adequacy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 878-8489 or Margaret Mo at (212) 878-3263.

Very truly yours,

/s/ Leonard B. Mackey, Jr.

Leonard B. Mackey, Jr.

cc:	Joshua Weinberg, Esq.

Andrew DeLorme, Esq.